Exhibit 1

Davidson Kempner Capital Management LLC Sends Consent Solicitation Letter to Sun-Times

Media Group Shareholders

NEW YORK, December 19, 2008 — Davidson Kempner Capital Management LLC today reported that it has sent to shareholders of Sun-Times Media Group Inc. (OTC:SUTM) a letter regarding its consent solicitation to reconstitute the Sun-Times’ board of directors. The full text of the letter follows:

Dear Fellow Sun-Times Media Group Stockholder:

Davidson Kempner’s consent solicitation provides you with the opportunity to reconstitute your Board of Directors and quickly put in place the necessary combination of publishing, financial and restructuring expertise that is essential to guide our company through its financial crisis. The future of Sun-Times is at stake and time is short —taking action by consent now is critical to protecting the value of your investment. We urge you to sign, date, and return the enclosed WHITE card without delay.

Sun-Times’ own public materials document how, under the leadership of its present Chief Executive Officer and Board, this once venerable franchise has deteriorated significantly. A potential bankruptcy may occur within the next 12 months. The Sun-Times stock price has suffered almost a total erosion of value from just under $10 per share in the early portion of 2006 to around 5 cents today. Furthermore:

•	Sun-Times’ revenues have been declining at a 10% CAGR since January 2005.

•	2008 will be the third year in a row of negative EBITDA.

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Sun-Times’ cost structure is out of control: gross margins have dropped 10 points since 2005; overhead costs have increased 12% since 2005, despite a 27% drop in revenues; current cost structure is now 112% of revenues.

•	Sun-Times has been burning $20 million of cash per quarter on average since 2006.

•	Sun-Times, at the current cash burn rate, may have less than 12 months of liquidity remaining, in our view.

•	The diminution in Sun-Times’ liquidity is remarkable for a media business with virtually no outstanding debt.

In our view, Sun-Times is now a franchise in crisis due in part to the failure of the Board. The present board of directors has not demonstrated to us that they possess the experience necessary to rescue Sun-Times. You should also be aware that the current Sun-Times board, exclusive of director Robert Poile who represents a large shareholder, owns less than 1% of the shares outstanding.

Sun-Times shareholders, employees, and readers deserve better. New leadership and strong media, financial and turnaround expertise is urgently needed. We urge you take action by providing your consent now, in order to install the necessary experience and knowledge on your Board without delay.

Davidson Kempner believes that the reconstituted Board should undertake the following three-pronged approach in order to resuscitate Sun-Times:

•	Arrest cash burn

•	Resolve IRS claim

•	Strategically reposition Sun-Times

We are proposing independent director nominees, who, as a Board, will provide Sun-Times with extensive experience in publishing, finance and restructuring. In addition to current independent director Robert B. Poile, who represents an investment firm with an 11% shareholder stake in Sun-Times, we are nominating:

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Jeremy L. Halbreich- a well known figure in newspaper publishing and the former President and General Manager of the Dallas Morning News, where he spent 24 years in marketing and general management positions. We believe Mr. Halbreich will provide critical industry experience to Sun-Times.

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Robert A. Schmitz- a highly experienced restructuring executive, who has led and advised turnarounds at various media enterprises, including: PTV, Cablecom, Wall Street Journal, Spectran, and Optel We believe that Mr. Schmitz’s turnaround experience will provide insight into the review of all aspects of Sun-Times business plan and operations.

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Michael E. Katzenstein-founder of CXO LLC, a restructuring advisory firm and who, as part of his expertise, has served frequently in the role of Chief Restructuring Officer. He has led restructurings of Pacific Crossing, Pac-West Telecom, CTC Communications, and Optel. He is Chairman of RCN, a large cable builder. We believe that Mr. Katzenstein’s media and turnaround experience will provide insight into the review of all aspects of Sun-Times’ business plan and operations.

Time is of the essence. Sun-Times could face a potential bankruptcy if the correct initiatives to restructure Sun-times are not undertaken now. Help position Sun-Times to grow its business and its value to shareholders, employees and readers. Please sign, date and return the enclosed WHITE consent card TODAY to elect the experienced Board of Directors Sun-Times requires.

We thank you for your support.

DAVIDSON KEMPNER CAPITAL MANAGEMENT LLC

If stockholders have any questions, or need assistance in providing their consent, please call Innisfree M&A Incorporated toll-free at (888) 750-5834. (Banks and brokers may call collect at (212) 750-5833).

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Press Contact:

Robert Siegfried

Kekst and Company

212-521-4800